                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 2)

                               THE ITALY FUND INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    465395101
                                 (CUSIP Number)


                            Terence S. Leighton, Esq.
                      One Chase Manhattan Plaza, 44th Floor
                            New York, New York 10005

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 20, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 5 Pages

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 465395101                                      Page  2  of 5   Pages
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mira, L.P.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /X/
                                                                  (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               722,028
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  0
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  722,028
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  0
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     722,028
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                 SCHEDULE 13D
-------------------------------------------------------------------------------
CUSIP No. 465395101                                    Page  3  of 5   Pages
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
 (1) NAMES OF REPORTING PERSONS.
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Zurich Capital Markets Inc.
-------------------------------------------------------------------------------
 (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  /X/
                                                                  (b)  / /
-------------------------------------------------------------------------------
 (3) SEC USE ONLY

-------------------------------------------------------------------------------
 (4) SOURCE OF FUNDS*

     Not applicable
-------------------------------------------------------------------------------
 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO / / ITEMS 2(d) OR 2(e)

-------------------------------------------------------------------------------
 (6) CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
-------------------------------------------------------------------------------
NUMBER OF SHARES              (7) SOLE VOTING POWER
 BENEFICIALLY OWNED               0
 BY EACH REPORTING           --------------------------------------------------
 PERSON WITH                  (8) SHARED VOTING POWER
                                  722,028
                             --------------------------------------------------
                              (9) SOLE DISPOSITIVE POWER
                                  0
                             --------------------------------------------------
                             (10) SHARED DISPOSITIVE POWER
                                  722,028
-------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     722,028
-------------------------------------------------------------------------------
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   / /

-------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     14.2%
-------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 2 to Schedule 13D is filed on behalf of Mira, L.P. ("Mira") and Zurich Capital Markets Inc. ("ZCMI") to amend and update the Schedule 13D filed on December 7, 1999, as amended December 22, 2000, relating to shares of the Common Stock, par value $.01 per share (the "Common Stock"), of The Italy Fund Inc. (the "Company") as set forth below. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the
Schedule 13D, as amended. Items not included in this amendment are either not amended or are not applicable.

Item 4. Purpose of Transaction.

        Item 4 is hereby amended to add the following disclosure:

        Mira disposed of 454,128 shares of Common Stock of the Company pursuant to a tender offer by the Company to purchase 25% of the outstanding shares of Common Stock of the Company. Mira received $7.92 for each share of Common Stock which it sold to the Company pursuant to the tender offer, for an aggregate sales price of approximately $3,596,693.00.

        On February 12, 2001, Mira sold 2,000 shares of Common Stock of the Company on the open market for $11.25 per share, for an aggregate sales price of approximately $22,500.00.

        None of the Reporting Persons has any present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more representatives of the Company regarding the Company, including but not limited to its operations. The Reporting Persons may discuss ideas that, if effected, may result in any of the following: the acquisition by persons of additional Common Stock of the Company, an extraordinary corporate transaction involving the Company, and/or changes in the board of directors or management of the Company.

        Although neither Reporting Person has any present plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, either Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons and/or other investment considerations.

        The Reporting Persons understand that prior purchases of shares of Common Stock, if any, by persons named in Schedule A to this Statement were made for the purpose of each such person's personal investment.

Item 5. Interest in Securities of the Issuer.

        Item 5 is hereby amended and restated in its entirety as follows:

        (a) Mira beneficially owns an aggregate of 722,028 shares of Common Stock, constituting 14.2% of the shares of Common Stock outstanding. ZCMI, as the general partner of Mira, may be deemed to beneficially own an aggregate of 722,028 shares of Common Stock, constituting 14.2% of the shares of Common Stock outstanding.

        (b) Mira has the sole power to direct the voting and disposition of the 722,028 shares of Common Stock which it holds directly. By virtue of its indirect, beneficial ownership of the 722,028 shares of Common Stock held by Mira, ZCMI, as the general partner of Mira, shares the power to direct the voting and disposition of those shares.

        (c) Except as described in Item 4, there have been no transactions of shares of Common Stock effected within the past 60 days by Mira or ZCMI.

         (d)      Not applicable.

         (e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2001


                                      MIRA, L.P.

                                      By: Zurich Capital Markets Inc.
                                      Its: General Partner

                                      By: /s/ MARTIN HOVANCE
                                         ---------------------------------------
                                               Name:  Martin Hovance
                                               Title: Vice President




                                      ZURICH CAPITAL MARKETS INC.


                                      By: /s/ MARTIN HOVANCE
                                         ---------------------------------------
                                               Name:  Martin Hovance
                                               Title: Vice President

                                   SCHEDULE A

NAME AND OFFICE HELD                                 BUSINESS ADDRESS                   CITIZENSHIP
--------------------                                 ----------------                   -----------
Randall K.C. Kau                                     One Chase Manhattan Plaza          United States
Director and President of ZCMI                       44th Floor
                                                     New York, New York 10005

Stephen J. Lerner                                    One Chase Manhattan Plaza          United States
Director and Senior Vice President of ZCMI           44th Floor
                                                     New York, New York 10005

Nick Corcoran                                        One Chase Manhattan Plaza          Ireland
Director and Chief Financial Officer of ZCMI         44th Floor
New York, New York 10005


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